Exhibit 99.2
Footnote Disclosure

(1) Each share of Series B, Series C and Series D Preferred Stock is convertible at any time at the option of the holder and will automatically convert into shares of the Issuer's Common Stock on a one-for-one basis immediately prior to the closing of the Issuer's initial public offering, estimated to be on or about February 6, 2007.

(2) Not applicable.

(3) Represents securities held directly by St. Paul Venture Capital VI, LLC, which is jointly managed by Split Rock Partners, LLC and Vesbridge Partners, LLC. Voting and investment power over the shares, however, has been delegated solely to Split Rock Partners, LLC. Split Rock Partners, LLC has delegated voting and investment decisions with respect to the shares to four individuals who require a two-thirds vote to act. St. Paul Fire and Marine Insurance Company, a wholly owned subsidiary of The St. Paul Travelers Companies, Inc., has the right to appoint a majority of the members of the board of directors of St. Paul Venture Capital VI, LLC, and owns a controlling interest of St. Paul Venture Capital VI, LLC. Each of Split Rock Partners, LLC, St. Paul Fire and Marine Insurance Company and The St. Paul Travelers Companies, Inc. may be deemed to be an indirect beneficial owner of the reported securities. Each of Split Rock Partners, LLC, St. Paul Fire and Marine Insurance Company and The St. Paul Travelers Companies, Inc. disclaims any beneficial ownership of the reported securities, except to the extent of any pecuniary interest therein. This report shall not be deemed an admission that any of the reporting persons is the beneficial owner of such securities for purposes of Section
16 or for any other purpose.